January 12, 2015

FILED ON EDGAR

Larry Spirgel
Assistant Director
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:      AMERICATOWNE, INC.
            AMENDMENT NO. 2 TO FORM 8-K
            FILED DECEMBER 11, 2014
            RESPONSE DATED DECEMBER 22, 2014
            FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2014
            FILE NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your December 30, 2014 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). As indicated in my correspondence dated October 31, 2014, November 25, 2015 and December 22, 2014, I have been retained by the Company to respond to your comments and to subsequently amend the Form 8-K filed by the Company on September 23, 2014, and as amended on November 13, 2014 and December 11, 2014; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 8-K/A filed December 11, 2014

Item 2. Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 38

1. We note your response to comment 1. It appears that deliverables associated with your arrangements may include both consolation services and intellectual property use rights. We also note your disclosure on page 4 of your most recent filed amendment where you state that under the terms of some of your agreements your are expected to provide customers access to the AmericaTowne Platform and participation in the Sample and Test Market Program, and the Accepted Market Program. It appears that this would require that the company maintain the platform and facilitate customer participation in certain programs after the date an agreement is signed. Please tell us how you considered these deliverables in assessing the appropriate timing of revenue recognition for these arrangements. Include your consideration of the guidance in ASC 605-25-25 and ASC 605-25-50 in determining that appropriate accounting treatment and related disclosure for your arrangements.

Response: Pursuant to ASC 605-25-25 and ASC 605-25-50, in considering the appropriate timing of revenue recognition as well as accounting units, we consider as deliverables and a separate accounting unit the AmericaTowne Platform provided after the applicable agreement has been signed by the customer. The AmericaTowne Platform accounting unit is different from the "Services" provided by Yilaime for market research and analysis during program entry. Services provided by Yilaime are recognized upon entry into the program. Services offered solely by AmericaTowne through its platform in China are provided as a separate accounting unit and meet the criteria as outlined in ASC 605-25-25.

According to ASC 605-25-25, revenue arrangements with multiple deliverables shall be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria as stipulated in ASC 605-25-25-5. In an arrangement with multiple deliverables, the delivered item or items shall be considered separate multiple accounting units if: (a) the delivered item or items have a value to the customer on a stand-alone basis, and (b) the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially. The items or items have a value on a stand-alone basis if any vendor can sell them separately or the customer could resell the delivered item on a stand-alone basis. The stand-alone basis does not require the existence of an observable market for the deliverables.

AmericaTowne Platform services provided directly by AmericaTowne, meets the first criteria because it is considered to have stand-alone value because the customer could resell the services offered on a stand-alone basis. There are other International Trade Centers in China. While not providing United States' manufactured goods and services, they do offer comparable services indicating that services could be resold to another customer. Additionally, the second criterion is met because there are no refund rights general or otherwise in the arrangement.

The Service Fees provided through Yilaime Corporation, and the Transaction Fees for services provided by AmericaTowne for services rendered during the export life cycle are considered separate units of accounting in the arrangement.

Service Fees are an independent accounting unit resulting from services provided through Yilaime contractual agreements. Service Fees are realized after delivery of the product and services focusing on market analysis and demand. AmericaTowne charges Transaction Fees - a separate accounting unit. AmericaTowne realizes Transaction Fees after the customer has participated in the Export Platform, and the export life cycle is complete. This means we have a buyer; terms negotiated; funding verified; goods delivered; and payments made. Afterwards, a Transaction fee is charged.

In accordance with ASC 605-25-50, the company recognizes its responsibility to fully disclose in the accounting notes as well as elsewhere in its filings as appropriate, the separate accounting units; the nature of multiple delivery arrangements; the general timing of revenue recognition; the significant deliverables within the arrangements; performance, termination, cancellation, and refund type provisions.

2. Further, it appears that Yilaime provides all of the services underlying your arrangements, but bills you based on a fixed rate scale. It is also unclear who is responsible for costs for arrangements that are never consummated (i.e., customer never agrees to and/or signs contract). Please confirm for us that you are recognizing all costs of doing business, including costs incurred on your behalf by your shareholder or other holder of economic interest. Refer to ASC 225-10-S99-4/SAB Topic 5:T.

Response: Yilaime provides some, but not all of the services underlying the arrangements. In general terms, Yilaime provides services up to the point the customer enter the exporting cycle. Afterwards, AmericaTowne provides the majority of services and work through its operations in China. The Company is developing a United States International Import Trade Center Platform located on Meishan Island, Ningbo China. The facility will house AmericaTowne's Platform in an 18,000 square foot display facility. The facility is designed to assist exporters in completing the exporting life cycle. The costs of doing business after the agreement is signed through the AmericaTowne Platform will be reflected in the costs incurred by the Company's subsidiary in China. AmericaTowne is in the process of coordinating with counsel and advisors in China in organizing this subsidiary, and will report at Item 1.01 on Form 8-K upon entering into any materially definitive agreement.

The Company considers its arrangement with Yilaime one based upon success. In other words, Yilaime is compensated for the successful entry of "Exporters" and occupants into the various programs. Yilaime is solely responsible for the costs of arrangements that are not consummated. The Company recognizes and confirms the requirements in ASC 225-10-S99-4/SAB Topic 5:T Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). All costs of the Company doing business including any costs incurred on its behalf by its shareholder or other economic interests reported pursuant to ASC 225-10-S99-4/SAB Topic 5:T.

3. With regard to intellectual property rights, you state that the license terms begins and revenue is recognized upon signing the agreement. Please clarify the period over which intellectual property rights are generally granted, and why you appear to be recognizing revenue at the inception of the term instead of over the course of the term. Also tell us your obligations under the license agreements. We note that the license fees are non-refundable, however, this does not necessarily dictate the period over which the fees are earned. Refer to SAB Topic 13.A.3(f) in ASC 605-10-S99-1.

Response: The Company agrees with the comments made by the Commission. On two of its agreements involving the "License Fee," the Company adjusted the agreements to reflect revenue recognition over the course of the term. Going forward, management will adjust its Occupancy Agreement to reflect three specific fees: Service Fees, License Fees and Royalty Fees. These fees adequately address all cost associated with conducting business under the Occupancy Agreement.

I have enclosed an updated balance sheet, statement of operations and cash flow statement to reflect the Company's position on revenue recognition, which will be included with our updated filings.

Please feel free to contact me with any further comments or questions.

Very truly yours,

PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President